UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Indevus Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

BTB Purchaser Inc.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$623,808,095	$24,515.66

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.50 net per share in cash and up to $3.00 per share in contingent cash consideration payments and (y) 78,187,842 shares of common stock, par value $0.001 per share (“Shares”) of Indevus Pharmaceuticals, Inc. (“Indevus”) outstanding as of December 31, 2008, as represented by Indevus in the Merger Agreement (as defined herein) and (ii) the product of (x) 13,404,760 outstanding and unexercised options to acquire Shares as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008 and (y) the difference between (A) the offer price of $4.50 net per Share and up to $3.00 per share in contingent cash consideration payments and (B) $4.71, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007 by multiplying the transaction value by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,515.66	Filing Party: BTB Purchaser Inc. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: January 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (“Amendment No. 6”) further amends the Tender Offer Statement on Schedule TO (“Schedule TO”) with the Securities and Exchange Commission (the “Commission”) on January 7, 2009, as amended on January 8, 2009, January 13, 2009, January 14, 2009, January 15, 2009 and January 21, 2009, by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”) and BTB Purchaser Inc., a Delaware Corporation (“Purchaser”) a direct, wholly-owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per (“Shares”), of Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), at a price of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 6 is filed solely for the following purposes: to revise certain disclosures regarding the contingent cash consideration agreements, to describe certain litigation, to disclose the satisfaction of a condition to the Offer relating to the expiration of a statutory waiting period and to supplement Item 12 with additional exhibits.

The final paragraph under the subheading “Contingent Cash Consideration Agreements” under Section 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Contingent Cash Consideration Agreements provide that the persons entitled to Contingent Cash Consideration Payments are intended beneficiaries of those agreements. However, the enforcement of the rights of those persons is limited for certain purposes. For example, Endo’s determination that Contingent Cash Consideration is not payable may only be disputed by persons holding the right to receive at least 20% of the Contingent Cash Consideration Payments. Additionally, while the consent of the holders of all of the rights to Contingent Cash Consideration Payments is required to reduce the amount of consideration payable pursuant to the Contingent Cash Consideration Agreements, other amendments to the agreements that may be adverse to such holders may be made with the consent of the holders of the right to receive a majority of the Contingent Cash Consideration Payments.

A list of all persons entitled to receive any Contingent Cash Consideration Payments will be maintained by the Paying Agent. When and if any payments become due, the Paying Agent will pay the applicable amounts due based on the list maintained by the Paying Agent. Payments will be made by check mailed to the address of each person entitled to payments as reflected on such list or, with respect to persons that are due amounts in excess of $1,000,000 in the aggregate who have provided Endo with wire transfer instructions in writing, by wire transfer. Endo shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to the Contingent Cash Consideration Agreements, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes as having been paid to the person in respect of which such deduction and withholding was made.”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 11:59 p.m., New York City time, on Thursday, January 22, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

On January 30, 2009, a purported stockholder of Indevus filed a complaint seeking certification of a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Hell v. Indevus Pharmaceuticals, et al., C.A. No. 4327 (the “Hell Action”) against Endo, Purchaser, Indevus and each of Indevus’ directors. The Hell Action purports to be brought individually and on behalf of all public stockholders of Indevus. The Hell Action alleges that Indevus’ director defendants breached their fiduciary duties to Indevus’ stockholders in connection with the Offer and that Endo and Purchaser aided and abetted such alleged breach by the Indevus director defendants. The Hell Action also alleges that the Indevus Schedule 14D-9 Solicitation Statement fails to disclose material information about the Offer, that the defendant directors did not protect against purported conflicts of interest and that the terms of the Merger Agreement prevent stockholders of Indevus from receiving appropriate consideration for their Indevus shares. Based on these allegations, the Hell Action seeks, among other relief, declaring the action to be a class action on, enjoining, preliminarily and permanently, the Offer, rescinding the Offer or granting damages to the extent the Offer has been consummated, directing that the defendants account for all damages, profits and special benefits obtained as a result of their purportedly unlawful conduct, awarding plaintiff the costs and disbursements of the Hell Action including reasonable attorneys’ and experts’ fees and granting such other and further relief as the court deems just and proper.

A copy of the complaint in the Hell Action is attached hereto as Exhibit (a)(5)(O) and is hereby incorporated herein by reference. The foregoing description of the Hell Action is qualified in its entirety by reference to Exhibit (a)(5)(O) hereto.”

The final sentence under Section 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The failure by Endo or Purchaser at any time to exercise any of the foregoing rights prior to the expiration of the Offer will not be deemed a wavier of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO ® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Scroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable

*	- Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/s/ CAROLINE B. M ANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

BTB Purchaser Inc.

By:	/s/ CAROLINE B. M ANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: February 3, 2009

EXHIBIT INDEX

The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO ® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Scroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable

*	- Filed previously